July 18, 2006

VIA U.S. MAIL AND FACSIMILE

Mail Stop 4561

Albert Barbusci
President and Chief Executive Officer
Dynasty Gaming, Inc.
759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7

> **Re:** **Dynasty Gaming, Inc.**
> **Form 20-F**
> **File No. 0-52126**
> **Filed July 11, 2006**

Dear Mr. Barbusci:

This is to advise you that a preliminary review of your filing indicates that the financial statements included in the above referenced registration statement were not audited in accordance with the standards of the Public Company Accounting Oversight Board. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that the registration statement will become effective through operation of law 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

Elaine Wolff
Branch Chief